# J.P. Morgan ETF Efficiente 5 Index

## Performance Update - November 2012

**OVERVIEW**

JPMorgan ETF Efficiente 5 Index is a J.P. Morgan strategy that seeks to generate returns through investing in exchange traded funds ("ETFs") and a cash index to provide exposure to a universe of diverse assets based on the efficient frontier portfolio analysis approach.



**Hypothetical and Actual Historical Performance - October 31, 2002 to October 31, 2012**



**Hypothetical and Actual Historical Volatility – October 31, 2002 to October 31, 2012**



### Key Features of the Index

■   The strategy is based on a universe of 12 ETFs covering a broad range of assets and geographic regions, and a cash index.

■   Monthly rebalancing of portfolio allocation, with all positions financed by short term borrowing of cash.

■   Targets a volatility of 5%.

■   Levels published on Bloomberg under the ticker EEJPUS5E.

### Recent Index Performance

|  | October 2012 | September 2012 | August 2012 | YTD |
|---|---|---|---|---|
| Historical Return[1] | -0.16% | 0.03% | 0.27% | 5.34% |

### Recent Index Composition

|  | SPDR S&P 500 ETF Trust | iShares Russell 2000 | iShares MSCI EAFE Index Fund | iShares IBOXX H/Y CORP BOND | iShares Barclays 20+ Year TR | iShares MSCI Emerging Mkt Index | iShares JP Morgan EM Bond Fund | SPDR Gold Trust | iShares S&P GSCI Cmdty-Indexed Trust | iShares DJ US Real Estate | iShares Barclays TIPS Bond | iShares IBOXX INV GR Corp Bond | JPMorgan Cash Index USD 3 Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| November 12 | 0.0% | 0.0% | 20.0% | 10.0% | 20.0% | 0.0% | 20.0% | 10.0% | 0.0% | 0.0% | 0.0% | 20.0% | 0.0% |
| October 12 | 0.0% | 0.0% | 0.0% | 10.0% | 20.0% | 0.0% | 20.0% | 10.0% | 0.0% | 15.0% | 5.0% | 20.0% | 0.0% |

November 07, 2012

## Comparative Hypotheical and Historical Total Returns (%), Volatility (%) and Correlation – October 31, 2012

| | Three Year Annualized Return | Five Year Annualized Return | Ten Year Annualized Return | Ten Year Annualized Volatility | Ten Year Sharpe Ratio | Ten Year Correlation |
|---|---|---|---|---|---|---|
| ETF Efficiente Index | 8.2% | 5.6% | 7.0% | 5.8% | 1.222 | 100.0% |
| S&P 500 (Price Return) | 10.9% | -1.8% | 4.8% | 20.5% | 0.232 | 23.1% |
| Barclays Aggregate Bond Index (Excess Return) | 5.5% | 4.7% | 2.9% | 3.8% | 0.753 | 29.9% |

## Notes

**Hypothetical, historical performance measures:** Represent the performance of the ETF Efficiente Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily closing levels through October 28, 2010, and the actual historical performance of the ETFs based on the daily closing level from October 29, 2010 through October 31, 2012, as well as the performance of the S&P 500 Index ("S&P 500"), and the Barclays Aggregate Bond Index (Excess Return) over the same periods. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). There is no guarantee the ETF Efficiente Index will outperform the S&P 500 Index, the Barclays Aggregate Bond Index (Excess Return) or any alternative investment strategy. Sources: Bloomberg and JPMorgan.

**Volatility** is calculated from the historical returns, as applicable to the relevant measurement period, of the S&P 500 Index and the Barclays Aggregate Bond Index (Excess Return). Volatility represents the annualized standard deviation of the relevant index's arithmetic daily returns since October 31, 2002. The Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.
The back-tested, hypothetical, historical annualized volatility and index returns have inherent limitations. These volatility and return results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the relevant indices will have the volatility shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities and returns may vary materially from this analysis. Source: Bloomberg and JPMorgan.

## Key Risks

- There are risks associated with a momentum-based investment strategy—The ETF Efficiente Index (the "Strategy") is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Strategy may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

- Correlation of performances among the basket constituents may reduce the performance of strategy—performances among the basket constituents comprising the index from time to time (the "Basket Constituents") may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type that have a substantial weighting in the Strategy could have a material adverse effect on the performance of the Strategy.

- Our affiliate, JPMSL, is the Calculation Agent and may adjust the Index in a way that affects its level—The policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMSL is under no obligation to consider your interest as an investor with returns linked to the Index.
- The Index may not be successful, may not outperform any alternative strategy related to the Basket Constituents, or may not achieve its target volatility of 5%.
- The investment strategy involves quarterly rebalancing and maximum weighting caps applied to the Basket Constituents by asset type and geographical region.
- Changes in the value of the Basket Constituents may offset each other.
- An investment linked to the Index is subject to risks associated with non-U.S. securities markets, such as emerging markets and currency exchange risk.
- The Index was established on October 29, 2010 and has a limited operating history

*The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.*

*For more information on the Index and for additional key risk information see Page 9 of the Strategy Guide at*

*http://www.sec.gov/Archives/edgar/data/19617/000095010312005321/dp33414_fwp-effi.htm*

*http://www.sec.gov/Archives/edgar/data/19617/000095010312005321/crt_dp33414-fwp.pdf*



*Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-177923*